CiG Wireless Corp
5 Concourse Parkway, Suite 3100	phone:	678 332 5000	email:	info@cigwireless.com
Atlanta GA, 30328	fax:	678 332 5050	web:	www.cigwireless.com

May 29, 2013

Via Edgar

U.S. Securities & Exchange Commission

Division of Corporation Finance

Attention: Mr. Larry Spirgel

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	CIG Wireless Corp.
Form 10-K for the Transition Period from October 1, 2012 to December 31, 2012 filed on February 14, 2013
File Number 000-53677

Dear Mr. Spirgel,

This letter is in response to the letter, dated May 6, 2013 (the “Comment Letter”), from you on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to Mr. Paul McGinn, Chief Executive Officer and President of CIG Wireless Corp. (the “Company”, “we”, “us”, “our”) with respect to the above-reference filing. The Company acknowledges and undertakes to comply with the Commission’s comments in all future filings of the Company.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

Form 10-K for the Transition Period from October 1 to December 31, 2012

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, Page 19
Securities Authorized for Issuance under Equity Compensation Plans. Page 20

1.	We note you incorporate by reference to Item 12 certain required information under item 5. Please furnish the information for securities authorized for issuance under equity compensation plans pursuant to Item 201(d) of Regulation S-K under Item 12.

Responsive to the Comment from the Commission, we are providing hereunder the information regarding securities authorized for issuance under equity compensation plans pursuant to Item 201(d) of Regulation S-K under Item 12:

	Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	2,506,896	$ 3.16	-
Equity compensation plans not approved by security holders	-	-	-

Total	2,506,896	$ 3.16	-

We will revise our disclosure related to “Securities Authorized for Issuance under Equity Compensation Plans” under “Item 5. – Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” to include the table set forth above in our future filings.

Item 11. Executive Compensation, page 96

Summary Compensation Table, page 96

2.	We note your disclosure of option awards granted to Messrs. McGinn and Baker as equity awards as opposed to option awards in the Summary Compensation Table. Please advise. Refer to Item 402(n) of Regulation S-K.

Responsive to the Comment from the Commission, we will include the following revised disclosure in our future securities filings:

Name and Principal Position	Fiscal Year		Salary	Option Awards (1)		All Other Compensation		Total

Paul McGinn (6)	2012	(a)(2)	$69,234	$-		$13,358	(8)	$82,592
President Chief	2012	(b)(3)	201,933	2,414,031	(7)	34,235	(9)	2,650,199
Executive Officer	2011	(a)(4)	-	-		-		-
And Director	2011	(b)(5)	-	-		-		-

Akram Baker (10)	2012	(a)(2)	-	-		-		-
Director, Former	2012	(b)(3)	-	65,813	(10)	-		65,813
President and Former	2011	(a)(4)	-	-		-		-
Chief Executive Officer	2011	(b)(5)	-	-		-		-

Sebastien Koechli (11)	2012	(a)(2)	-	-				-
Director, Former	2012	(b)(3)	-	-		-		-
President and Former	2011	(a)(4)	-	-		-		-
Chief Executive Officer	2011	(b)(5)	-	-		-		-

Maria Shostak (12)	2012	(a)(2)	-	-	-	-
Former President, Former	2012	(b)(3)	-	-	-	-
Chief Executive Officer,	2011	(a)(4)	-	-	-	-
Former Chief Financial	2011	(b)(5)	-	-	-	-
Officer and Former Director

Romain Gay-Crosier (13)	2012	(a)(2)	-	-	-	-
Chief Financial Officer	2012	(b)(3)	-	-	-	-
	2011	(a)(4)	-	-	-	-
	2011	(b)(5)	-	-	-	-

Compensation of Non-Executive Directors, page 99

3.	We note your tabular disclosure for director compensation for directors Baker, Margent, and Rieder. Please provide a description of any material factors necessary to an understanding of the director compensation disclosed in this table. For example, discuss compensation arrangements such as fees, committee service, and committee roles, to explain the differences in fees earned among the three directors. For guidance, refer to Item 402(r)(3) of Regulation S-K.

The basis for the compensation of the Company’s directors named above is $5,000 per month for each director, of which $2,500 is payable monthly and the other $2,500 is accrued until the Company receives capital investments in the amount of $10 million, at which date all accrued and unpaid amounts will be paid to each director. The Company also reimburses travel expenses incurred in connection with attending board meetings which have been included in the fees earned for the year which resulted in the difference in the fees earned for the three directors. Directors do not earn any additional fees in connection with being a member of any of our committees. Mr. Gabriel Margent and Mr. Gert Rieder are members of the Audit Committee, Disclosure Committee, Compensation Committee and Nominating Committee. Mr. Baker was not a member of any committee during the period of his service to the Company. The role of each Committee is addressed below:

➢	Audit Committee: The Audit Committee is responsible for: (1) selection and oversight of the Company’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by the Company’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditors and any outside advisors engagement by the Audit Committee.

➢	Disclosure Committee: The Disclosure Committee assists the Company’s officers and directors fulfilling the Company’s and their responsibilities regarding (i) the identification and disclosure of material information about the Corporation; and (ii) the accuracy, completeness and timeliness of the Corporation's financial reports.

➢	Compensation Committee: The Compensation Committee’s role is to periodically review the compensation paid to non-employee directors and make recommendations to the Board for any adjustments, assisting the Board with establishing the Chief Executive Officer’s annual goals and recommend his compensation to the other members of the Board, and oversee an evaluation of the performance of the Company’s executive officers and approve the annual compensation, including salary and incentive compensation, for the executive officers.

➢	The Nominating Committee's role is to evaluate on an annual basis and report to the Board on the performance and effectiveness of the Board to facilitate the directors fulfilling their responsibilities and make recommendations for nomination for election to the Board at the annual meeting of shareholders and for appointment to all the committees of the Board.

We will revise our disclosure in future filings to include the information set forth above.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

➢	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

➢	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned via fax 678-332-5050 or email at pmcginn@cigwireless.com.

Respectfully,

Paul McGinn

Chief Executive Officer and President

CIG Wireless Corp.